FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November, 2016

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           ]

Athens, November 4th, 2016

PRESS RELEASE

Resignation of Chair and non-executive members — Election of new non-executive members in replacement of resigning members — Completion of international open recruitment procedure for the selection of Chair of the Board, Audit Committee Chair and non-executive members

The National Bank of Greece, in the context of the process prescribed by the regulatory framework concerning reconstitution of its Board of Directors announces the following:

a) The resignation of the Chair of the Board of Directors, Ms Louka Katseli and of independent non-executive members, Mr. Spyros Theodoropoulos and Mr. Dimitrios Afendoulis. The National Bank extends a warm thank you to them for their contribution to the workings of the Board of Directors and their substantial contribution in the context of modernization and restructuring of the Group.

b) The election by the Board of Directors, by absolute majority, of new non-executive Board members in replacement of resigning members and in particular the election of Mr. Panayiotis- Aristidis Thomopoulos, who was proposed as a nominee for the position of Chair of the Board of Directors, Mr. Claude Piret, who was proposed as candidate for the position of Chair of the Audit Committee, and Mr. Spyros Lorentziadis, who was proposed as candidate for non-executive member of the board, in accordance with the results of international open selection procedure.

Mr. Panayiotis-Aristidis Thomopoulos has significant experience of 40 years in the financial sector and deep knowledge of European banking regulatory framework, having served, among others, for a number of years, as Deputy Governor of the Bank of Greece, Chair of Eurobank, independent non-executive member of the Board of the National Bank as well as Executive Chairman of the Hellenic Financial Stability Fund.

Mr. Claude Piret possesses extensive experience in the international financial sector, having a career of over 35 years in international banking institutions. He has served in high-ranking positions for a number of years at Dexia Group, and has extensive experience in audit and in the areas of risk management and management of non-performing loans.

Mr. Lorentziadis has extensive experience in audit and in the financial sector. He is a Certified Auditor and former Partner of Arthur Andersen and EY with significant experience on consulting services in the areas of corporate governance, internal audit and financial reporting. He has been a member of numerous Boards, mainly in the financial sector, while the last ten years he has been an independent non-executive member of the Board of Eurobank Group.

Specifically, the National Bank of Greece successfully completed yesterday the open international procedure for the selection of Chair of the Board, Audit Committee Chair and non-executive members, which took place in the context of implementation of international best practices on the selection of executives, with a view to the successful reconstitution of the Board in accordance with the provisions of the applicable regulatory framework and the provisions of Law 3864/2010, as currently in force. In this context, three hundred (300) applications from twenty-one (21) different countries were submitted by candidates, which were evaluated by the international executives’ evaluation company Egon Zehnder through its offices in London, Brussels and Athens.

All applications that fulfilled the eligibility criteria of Law 3864/2010 as in force, were examined by the Corporate Governance and Nominations Committee of the Bank, in which a representative of the Hellenic Financial Stability Fund participates, without any exception and were evaluated based on criteria predetermined by the Board of Directors and also by the Hellenic Financial Stability Fund.

Through this process, the National Bank once again proved in practice its commitment to observing international best practices in corporate governance and the principles of transparency and credibility.

Following submission of relevant proposals, the process of reconstitution of the Board of Directors shall be completed in the coming days.

It is noted that, in accordance with the provisions of the legal and regulatory framework, the election of credit institutions’ Board members, is subject to approval and constant review by the Single Supervisory Mechanism (SSM) of the European Central Bank.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos

(Registrant)

Date: November 4th, 2016
Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: November 4th, 2016
Director, Financial Division